Exhibit 99.98

Ontario Securities Commission	Commission des valeurs mobilières de I’Ontario	P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8	CP 55,19e étage 20, rue queen ouest Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS
AND
IN THE MATTER OF
Blue Pearl Mining Ltd.
DECISION DOCUMENT
This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for a Preliminary Short Form Prospectus of the above Issuer dated September 11th, 2006.
DATED at Toronto this 12th day of September, 2006.

/s/ Margo Paul
Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.
SEDAR Project #  991624